PRIMECH HOLDINGS LTD.

23 Ubi Crescent

Singapore 408579

+65 6286 1868

VIA EDGAR

December 30, 2024

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Scott Anderegg

Re:	Primech Holdings Ltd
Registration Statement on Form F-1
Filed on December 20, 2024
File No. 333-282671

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Primech Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on December 31, 2024, or as soon as thereafter practicable. Please reach out to our counsel Lawrence Venick (+1 310-728-5129) at Loeb & Loeb LLP if any questions.

Primech Holdings Ltd.

By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer and Director